
02006599

U.S. SE[...]E COMMISSION
[...]0549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-48254

REPORT FOR THE PERIOD BEGINNING	01/01/01	AND ENDING	12/31/01
	MM/DD/YY		MM/DD/YY


MAR 1 2002
516

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CRIMSON SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
445 Park Avenue, 9th Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kowalczyk (212) 333-8634
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name...if individual, state last, first, middle name)

HERTZ, HERSON & COMPANY, LLP

PROCESSED
APR 05 2002
THOMSON FINANCIAL

2 Park Avenue	New York	New York	10016
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, ANDREW KOWALCZYK, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of CRIMSON SECURITIES, LLC as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the Company or any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

CRIMSON SECURITIES, LLC



Andrew Kowalczyk, Managing Member

Subscribed and sworn to
before me this 28th day of
February, 2002





Rick Silverberg
My Commission CC773198
Expires September 7, 2002

Notary Public

This report contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income.
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in shareholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to rule 171-5.

CRIMSON SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2001

ASSETS

Cash	$ 7,770
Goodwill	35,500
TOTAL ASSETS	$ 43,270

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	$ -
Member's capital	43,270
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 43,270